Exhibit (l)(1)

[Letterhead of Willkie Farr & Gallagher LLP]

July 11, 2005

Real Estate Income Fund Inc.

125 Broad Street

New York, NY 10004

Ladies and Gentlemen:

We have acted as counsel to Real Estate Income Fund Inc., a corporation organized under the laws of the State of Maryland (the “Fund”), in connection with the preparation of a registration statement on Form N-2 (the “Registration Statement”) and the prospectus forming part of the Registration Statement (the “Prospectus”), relating to the offer and sale of additional shares of the Fund’s Taxable Auction Rate Preferred Stock, Series M, par value $.001 per share, liquidation preference $25,000 per share (the “Additional Preferred Shares”).

We have examined copies of the Fund’s charter, as amended from time to time (the “Charter”), and by-laws, the Registration Statement, resolutions adopted by the Fund’s Board of Directors (the “Board”), the form of the Fund’s Supplemental Articles Supplementary relating to the Additional Preferred Shares (the “Supplemental Articles”), the Articles Supplementary relating to the initial issuance of the Fund’s Taxable Auction Rate Preferred Stock, Series M on September 30, 2002 (the “Articles Supplementary”) and such other records, documents, papers, statutes and authorities as we have deemed necessary to form a basis for the opinions expressed below. In our examination, we have assumed the genuineness of all signatures and the conformity to original documents of all copies submitted to us. As to various questions of fact material to our opinions, we have relied on certificates and statements of officers and representatives of the Fund and others.

Based on and subject to the foregoing, we are of the opinion that when the Pricing Committee of the Board has established the number and certain of the terms, rights and preferences of the Additional Preferred Shares, pursuant to authority delegated to it by the Board, and the Supplemental Articles have been filed with the Maryland State Department of Assessments and Taxation, the Additional Preferred Shares to be offered for sale pursuant to the Prospectus will have been duly authorized and, when thereafter sold, issued and paid for as contemplated by the Prospectus, will have been validly and legally issued and will be fully paid and non-assessable.

We are admitted to the Bar of the State of New York only and do not opine as to the laws of any jurisdiction other than the laws of the State of New York and the laws of the United States, and the opinion set forth above is accordingly limited to the laws of those jurisdictions. As to matters

Real Estate Income Fund Inc.

July 11, 2005

governed by the laws of the State of Maryland, we have relied on the opinion of Venable LLP appended to this letter. We assume no obligation to revise or supplement this opinion should the present laws of such jurisdictions be changed by legislative action, judicial decision or otherwise. This opinion is rendered as of the date hereof, and we express no opinion as to, and disclaim any undertaking or obligation to update this opinion in respect of changes of circumstances or events which occur subsequent to this date.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us in the Prospectus under “Legal Opinions.” We are furnishing this opinion solely for your benefit and this opinion may not be relied upon by any other person, except Citigroup Global Markets Inc., without our prior written consent.

Very truly yours,

/s/ Willkie Farr & Gallagher LLP

Willkie Farr & Gallagher LLP